Exhibit 99.1

MHG - SHARE OPTION SCHEME FOR SENIOR EXECUTIVES - ALLOCATION OF OPTIONS 2014

Reference is made to the 2014 annual general meeting's approval of issuing 1.5m options under the Share Option Scheme for Senior Executives (scheme) with a strike price corresponding to 107.5% of the volume weighted average share price on OSE the day of the AGM, being NOK 81,722.On 23 June 2014, the Board of Directors resolved the allocation of the options to a total of 18 individuals.

The scheme is based on annual allocations of a number of European call options with a strike price of 107.5 per cent of the volume weighted average share price of Marine Harvest's shares on OSE on the date of the annual general meeting where the issuance of options are approved . The options have a term of 4 years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company.

If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option.

The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Marine Harvest Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules. Total profit through the exercise of the option in a year is kept at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. The scheme assumes that the board will propose an allocation of options to the annual general meeting each year.

The following primary insiders in the company have been allocated options according to the above and have, following this and adjustments for dividends paid, the following number of shares and options in the company:

	Total number of shares owned	Options granted in 2012	Options granted in 2013	Options granted in 2014

Alf-Helge Aarskog (CEO)	138,434	564,068	564,068	535,201
Ivan Vindheim (CFO)	524	112,814	112,814	107,040
Marit Solberg (COO Farming)	47,677	112,814	112,814	107,040
Ola Brattvoll (COO S&M)	9,095	112,814	112,814	107,040
Ben Hadfield (COO FEED)	6,734	-	45,125	107,040

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.